MetLife, Inc. 200 Park Avenue New York, NY 10166
Stephen W. Gauster Senior Vice President Interim General Counsel

April 24, 2018

VIA EDGAR

Office of Healthcare and Insurance

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	MetLife, Inc.
Form 10-K for the Year Ended December 31, 2017
Filed March 1, 2018
File No. 001-15787

Ladies and Gentlemen:

Further to the conversation between Mary Mast of the staff of the Securities and Exchange Commission (the “SEC”) and Brian Wessel of the Law Department of MetLife, Inc. (the “Company”) yesterday, I submit this letter in response to the comments of the staff of the SEC pertaining to the Company’s Form 10-K for the year ended December 31, 2017 (the “Form 10-K”) contained in your letter dated April 12, 2018 to William O’Donnell, Executive Vice President and Chief Accounting Officer of the Company (the “Comment Letter”). We are working expeditiously to respond to the Comment Letter. We respectfully request an extension of time to respond to the inquiries contained in the Comment Letter. We currently anticipate submitting a response to the Comment Letter on or before May 10, 2018. Please do not hesitate to call me at (212) 578-4011 with any concerns you may have regarding the timetable described above. Thank you for your consideration.

Very truly yours,

/s/ Stephen W. Gauster

cc:	Mary Mast, Division of Corporation Finance
Angela Connell, Division of Corporation Finance
William O’Donnell, Executive Vice President and Chief Accounting Officer
John Hele, Executive Vice President and Chief Financial Officer